AR/S

FIRST KANSAS FINANCIAL CORPORATION

FIRST KANSAS FINANCIAL CORPORATION

2002 ANNUAL REPORT TO STOCKHOLDERS

FKAN
NASDAQ
LISTED

FIRST KANSAS FINANCIAL CORPORATION
ANNUAL REPORT

TABLE OF CONTENTS

FIRST KANSAS
FINANCIAL CORPORATION

600 Main Street
P.O. Box 9
Osawatomie, KS 66064-0009
(913) 755-3033
FAX (913) 755-2795

To Our Stockholders:

On behalf of our Board of Directors and employees, I am pleased to enclose for your review the 2002 Annual Report to Stockholders of First Kansas Financial Corporation.

At December 31, 2002, our assets totaled $150.1 million, as compared to $152.7 million at December 31, 2001. Stockholders' equity was $18.47 per share at December 31, 2002, as compared to stockholders' equity of $16.77 per share at December 31, 2001.

For the fiscal year ended December 31, 2002, we earned $685,000 or $0.78 per diluted share, as compared to net income of $637,000, or $0.64 per share, for the fiscal year ended December 31, 2001.

As always, we remain dedicated to enhancing stockholder value. To this end, during 2002 we repurchased 114,358 shares of our stock at an average price of $13.99 per share, which was accretive to book value and earnings per share. We thank you for your investment in, and continued support of, First Kansas Financial Corporation.

Sincerely,

Larry V. Bailey
President and Chief Executive Officer

Corporate Profile

First Kansas Financial Corporation (the "Company") is a Kansas corporation organized in February of 1998 at the direction of First Kansas Federal Savings Association (the "Association") to acquire all of the capital stock that the Association issued in its conversion from the mutual to stock form of ownership (the "Conversion"). On June 25, 1998, the Association completed the Conversion and became a wholly owned subsidiary of the Company. Pursuant to the Conversion, First Kansas Federal Savings Association changed its name to First Kansas Federal Savings Bank (the "Bank"). The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage, provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the Conversion.

The Bank was originally chartered in 1899 as "The Consolidated Building and Loan Association" and commenced operations that same year. In 1938, the Bank became a member of the Federal Home Loan Bank System, obtained a federal charter and changed its name to "First Federal Savings and Loan Association of Osawatomie." In 1983, the Bank changed its name to "First Kansas Federal Savings Association."

The Bank is a federally chartered stock savings bank headquartered in Osawatomie, Kansas, with six branch offices located in the Kansas counties of Miami, Bourbon, Mitchell and Phillips. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS") and its deposits are federally insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Topeka, which is one of the 12 regional banks in the FHLB System.

The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by single-family residential real estate and investment securities, including mortgage-backed securities.

Stock Price Information

The Company's common stock is traded on the Nasdaq SmallCap Market under the trading symbol of "FKAN." The following table reflects high and low sale closing prices as published by the *Nasdaq SmallCap Market* for the calendar quarters indicated. The prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

	High	Low	Dividends
2002			
First Quarter	$14.30	$13.50	$.05/share
Second Quarter	$14.36	$12.81	$.05/share
Third Quarter	$14.00	$12.90	$.05/share
Fourth Quarter	$14.70	$13.21	$.05/share
2001			
First Quarter	$15.00	$12.06	$.05/share
Second Quarter	$14.88	$13.65	$.05/share
Third Quarter	$14.56	$13.25	$.05/share
Fourth Quarter	$14.50	$14.00	$.05/share

The number of shareholders of record of common stock as of March 10, 2003 was approximately 281. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 10, 2003, there were 908,245 shares of the Company's common stock outstanding.

The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory requirements imposed by the OTS.

Selected Financial Ratios and Other Data

	At or For the Years Ended December 31,	
	2002	2001
Return on average assets	0.45%	0.42 %
Return on average equity	4.15	3.71
Dividend payout ratio	25.64	31.25
Average equity to average assets ratios . . .	10.84	11.36
Equity to assets at period end	11.22	11.27
Net interest rate spread	1.79	1.82
Yield on average interest-earning assets . . .	5.65	6.51
Non-performing loans to total assets	0.05	0.01
Allowance for loan loss to total loans	0.45	0.45

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of the Company and the Bank, and should be read in conjunction with the accompanying Consolidated Financial Statements.

General

The Company was formed in 1998. The Company's income on a consolidated basis is derived substantially from its investment in the Bank.

The Bank's results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest the Bank earns on its interest-earning assets and the rates the Bank pays on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's results of operations are also affected by noninterest income, including, primarily, income from customer deposit account service charges, gains and losses from the sale of investments and mortgage-backed securities and noninterest expense, including, primarily, compensation and employee benefits, federal deposit insurance premiums, office occupancy cost, and data processing cost. The Bank's results of operations are also affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond the Bank's control.

Market Risk Analysis

Qualitative Analysis. The Bank's assets and liabilities may be analyzed by examining the extent to which they are interest rate sensitive and by monitoring the expected effects of interest rate changes on the Bank's net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, then the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, then the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to address the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates and by originating loans with shorter terms to maturity such as construction, commercial and consumer loans. In addition, the Bank has invested in adjustable-rate mortgage-backed securities as an interest rate risk management strategy.

Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at December 31, 2002, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS. The -200 bp and -300 bp scenarios are not shown due to the current low interest rate environment.

Changes in Market Interest Rates	Net Portfolio Value			NPV as % of PV of Assets	
	$ Amount	$ Change	% Change	NPV Ratio(1)	Change
(basis points)	(Dollars in Thousands)				
+ 300	$ 9,613	$-3,252	-25%	6.61%	-170 bp
+ 200	$11,822	$-1,043	-8%	7.91%	-40 bp
+ 100	$13,162	$ 296	+2%	8.62%	+31 bp
0	$12,865			8.31%	
- 100	$11,393	$ -1,472	-11%	7.29%	-102 bp

(1) Calculated as the estimated NPV divided by present value of total assets.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in market rates of interest. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as many borrowers may be unable to service their debt in the event of an interest rate increase.

The Bank's board of directors reviews the Bank's asset and liability policies on an annual basis. The board of directors meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the board of directors with respect to the Bank's asset and liability goals and strategies. The Bank expects that its asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Financial Condition

Total assets decreased $2.6 million, or 1.7%, to $150.1 million at December 31, 2002 from $152.7 million at December 31, 2001. The decrease was primarily comprised of a decrease of $2.2 million, or 3.5%, in mortgage-backed securities and a $1.8 million, or 3.0%, decrease in loans receivable, net, partially offset by an increase of $2.0 million, or 16.8%, in investment securities. The decrease in mortgage-backed securities and loans arose primarily from the sale of mortgage-backed securities and increased repayments of mortgage-backed securities and loans in relation to purchases of mortgage-backed securities and loans and origination of loans. Cash flows from such decreases were invested in investment securities and bank-owned life insurance.

Total liabilities decreased $2.2 million, or 1.6%, to $133.3 million at December 31, 2002 from $135.5 million at December 31, 2001. The decrease was primarily attributable to a $2.4 million, or 2.8%, decrease in deposits.

Total stockholders' equity decreased $368,000, or 2.1%, to $16.8 million at December 31, 2002 from $17.2 million at December 31, 2001. The decrease was primarily attributable to a $1.6 million increase in treasury stock, at cost, attributable to our stock repurchases during the year, partially offset by a $502,000 increase in retained earnings, reflecting net income of $685,000 for 2002 and $183,000 in cash dividends paid on common stock during 2002.

Average Balance Sheet

The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information. Average balances are based upon month-end balances, however, we do not believe the use of month-end balances differs significantly from an average based upon daily balances. There has been no tax equivalent adjustments made to yields.

	Year Ended December 31,					
	2002			2001		
	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable[1]	$ 59,157	$4,212	7.12%	$ 60,983	$4,615	7.57%
Investment securities	13,414	637	4.75%	9,061	522	5.76%
Mortgage-backed securities	62,550	3,168	5.06%	63,206	3,798	6.01%
Interest-bearing deposits	7,888	92	1.17%	9,478	343	3.62%
FHLB stock	2,650	121	4.57%	2,650	179	6.75%
Total interest-earning assets[1]	145,659	8,230	5.65%	145,378	9,457	6.51%
Noninterest-earning assets	6,509			5,495		
Total assets	$152,168			$150,873		
Interest-bearing liabilities:						
NOW and investment deposits	$ 26,374	301	1.14%	$ 23,627	478	2.02%
Savings and certificate accounts	57,970	2,163	3.73%	58,926	3,006	5.10%
FHLB borrowings	50,000	2,724	5.45%	50,000	2,724	5.45%
Total interest-bearing liabilities	134,344	5,188	3.86%	132,553	6,208	4.68%
Noninterest-bearing liabilities:	1,332			1,182		
Total liabilities	135,676			133,735		
Stockholders' Equity	16,492			17,138		
Total liabilities and stockholders' equity	$152,168			$150,873		
Net interest income		$3,042			$3,249	
Net interest rate spread[2]			1.79%			1.82%
Net earning assets	$ 11,315			$ 12,825		
Net yield on interest-earning assets[3]			2.09%			2.23%
Average interest-earning assets to average interest-bearing liabilities			108.42%			109.68%

(1) Includes non-accrual loans and loans held-for-sale. Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for loan losses.
(2) Net interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

The table below sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

	Year Ended December 31, 2002 vs. 2001 Increase/(Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total
	(In thousands)			
Interest-earning assets:				
Loans receivable[1]	$(138)	$ (273)	$ 8	$ (403)
Investment securities	251	(92)	(44)	115
Mortgage-backed securities	(39)	(597)	6	(630)
Interest-bearing deposits	(58)	(232)	39	(251)
FHLB stock	--	(58)	--	(58)
Total interest-earning assets	16	(1,252)	9	(1,227)
Interest-bearing liabilities:				
NOW and money market deposits	56	(208)	(24)	(177)
Savings and certificate accounts	(49)	(807)	13	(843)
FHLB borrowings	--	--	--	--
Total interest-bearing liabilities	7	(1,016)	(11)	(1,020)
Increase in net interest income	$ 9	$ (236)	$ 20	$ (207)

Results of Operations for the Years Ended December 31, 2002 and 2001

Net Income. Our net income increased $48,000 for the year ended December 31, 2002 to $685,000 as compared to $637,000 for the year ended December 31, 2001. This increase was primarily attributable to a $354,000, or 33.3%, increase in noninterest income, offset by a $207,000, or 6.4%, decrease in net interest income and a $163,000, or 4.9%, increase in noninterest expense.

Net Interest Income. Net interest income is the most significant component of our income from operations. Net interest income is the difference between interest we receive on interest-earning assets, primarily loans, investment and mortgage-backed securities and interest we pay on interest-bearing liabilities, primarily deposits and borrowings. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

Our net interest income decreased $207,000, or 6.4%, to $3.0 million for the year ended December 31, 2002 compared to $3.2 million in 2001. The decrease in net interest income was due to an 86 basis point decrease in the average interest rate earned for 2002, partially offset by an 82 basis point decrease in the average interest paid in 2002. The 86 basis point decrease in the average rate earned for 2002 was the result of a decrease in yield for each component of interest-earning assets, ranging from a decrease of 245 basis points for interest-bearing deposits to a decrease of 45 basis points for loans receivable.

Our interest expense decreased primarily as a result of a decrease in cost of both components of interest-bearing liabilities (177 basis points for NOW and investment deposits and 137 basis points for savings and certificates). This decrease was slightly offset by an increase in the average balance of interest-bearing liabilities, primarily NOW and investment accounts.

As a result of the matters discussed above, our net interest rate spread decreased from 1.82% for the year ended December 31, 2001 to 1.79% for the year ended December 31, 2002.

Provision for Loan Losses. No provision for loan loss was established in 2002 compared to $21,000 for 2001 due to a lesser amount required to maintain an adequate allowance for loan losses. The allowance for loan losses was $260,000, or 0.45%, of net loans outstanding at December 31, 2002 compared to $268,000, or 0.45%, of net loans outstanding at December 31, 2001.

Historically, we have emphasized our loss experience over other factors in establishing the provision for loan losses. We review the allowance for loan losses in relation to (i) our past loan loss experience, (ii) known and inherent risks in our portfolio, (iii) adverse situations that may affect the borrower's ability to repay, (iv) the estimated value of any underlying collateral, and (v) current economic conditions. Management believes the allowance for loan losses is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

Noninterest income. Our noninterest income increased $354,000, or 33.3%, from $1.0 million in 2001 to $1.4 million in 2002. The increase in our noninterest income was due to a $165,000 net change in the gain on sale of mortgage-backed securities, an increase of $119,000 in deposit account services fees and an $81,000 increase in income from bank-owned life insurance policies.

Noninterest expense. Our noninterest expense increased $163,000, or 4.9%, from $3.3 million in 2001 to $3.5 million in 2002. The increase primarily resulted from a $65,000 increase in compensation and benefits and a $58,000 increase in occupancy and equipment expense reflecting updating cost for computer equipment.

Income Tax Expense. Our income tax expense decreased $43,000 from $326,000 in 2001 to $283,000 in 2002. Our effective tax rate was 29.2% and 33.9% for the year ended December 31, 2002 and 2001, respectively, reflecting the increase in nontaxable income generated by our bank-owned life insurance in 2002.

Liquidity and Capital Resources

Our primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities and interest-bearing deposits with other banks, advances from the FHLB of Topeka and funds provided by operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. We use our liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity and to meet operating expenses.

Net cash provided by our operating activities (the cash effects of transactions that enter into our determination of net income e.g. non-cash items, amortization and depreciation, provision for loan losses) for the year ended December 31, 2002 was $1.6 million as compared to $1.5 million for the year ended December 31, 2001.

Net cash provided by our investing activities (i.e. cash payments and cash receipts, primarily from our investment securities and mortgage-backed securities portfolio and our loan portfolio) for the year ended December 31, 2002 totaled $1.4 million, a decrease of $1.1 million from December 31, 2001. The change was primarily due to a decrease in sale of investment and mortgage-backed securities from $13.4 million in 2001 to $1.9 million in 2002, and an increase in loans purchased from $2.6 million in 2001 to $8.7 million in 2002. The decrease was partially offset by an increase in loan repayments in relation to loan originations, an increase of paydowns and maturities of investments and mortgage-backed securities from $26.9 million in 2001 to $34.0 million in 2002 and a decrease of purchases of investments and mortgage-backed securities from $41.0 million in 2001 to $35.5 million in 2002.

Net cash used by our financing activities totaled $4.1 million in 2002, a decrease of $5.1 million from 2001. The change was primarily due to a decrease in deposits of $2.4 million in 2002 compared to an increase of deposits of $2.8 million in 2001.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of the money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

KPMG

1000 Walnut
Suite 1600
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
First Kansas Financial Corporation:

We have audited the accompanying consolidated balance sheets of First Kansas Financial Corporation and subsidiary (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Kansas Financial Corporation and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Kansas City, Missouri
January 31, 2003

FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
OSAWATOMIE, KANSAS

Consolidated Balance Sheets

December 31, 2002 and 2001

(In thousands, except per share data)

Assets		2002	2001
Cash and cash equivalents	$	9,558	10,694
Investment securities available-for-sale, at fair value		14,181	12,139
Mortgage-backed securities available-for-sale, at fair value		39,357	41,819
Mortgage-backed securities held-to-maturity, at cost (fair value of $22,187 and $21,152, respectively)		21,548	21,288
Loans receivable, net		57,896	59,699
Stock in Federal Home Loan Bank (FHLB) of Topeka, at cost		2,650	2,650
Premises and equipment, net		2,104	2,288
Real estate held for development		347	357
Accrued interest receivable:			
Investment and mortgage-backed securities		468	482
Loans receivable		273	269
Cash surrender value of bank owned life insurance		1,581	750
Prepaid expenses and other assets		169	231
Total assets	$	150,132	152,666
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits	$	81,954	84,323
Advances from borrowers for property taxes and insurance		189	179
Borrowings from FHLB of Topeka		50,000	50,000
Accrued interest payable and other liabilities		1,150	957
Total liabilities		133,293	135,459
Commitments			
Stockholders' equity:			
Preferred stock, $0.10 par value. Authorized 2,000,000 shares; none issued		—	—
Common stock, $0.10 par value. Authorized 8,000,000 shares; issued 1,553,938 shares		155	155
Additional paid-in capital		14,964	14,920
Treasury stock, 642,335 and 527,977 shares, respectively, at cost		(7,983)	(6,382)
Retained earnings		10,067	9,565
Unearned compensation		(913)	(1,150)
Accumulated other comprehensive income		549	99
Total stockholders' equity		16,839	17,207
Total liabilities and stockholders' equity	$	150,132	152,666

See accompanying notes to consolidated financial statements.

FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
OSAWATOMIE, KANSAS

Consolidated Statements of Earnings

Years ended December 31, 2002 and 2001

(In thousands, except per share data)

		2002	2001
Interest income:			
Loans	$	4,212	4,615
Investment securities		637	522
Mortgage-backed securities		3,168	3,798
Interest-bearing deposits		92	343
Dividends on FHLB stock		121	179
Total interest income		8,230	9,457
Interest expense:			
Deposits		2,464	3,484
Borrowings		2,724	2,724
Total interest expense		5,188	6,208
Net interest income		3,042	3,249
Provision for loan losses		—	21
Net interest income after provision for loan losses		3,042	3,228
Noninterest income:			
Deposit account service fees		1,131	1,011
Gain (loss) on sale of mortgage-backed and investment securities available-for-sale		47	(119)
Other		238	170
Total noninterest income		1,416	1,062
Noninterest expense:			
Compensation and benefits		1,851	1,786
Occupancy and equipment		505	447
Federal deposit insurance premiums and assessments		59	57
Data processing		233	222
Deposit account processing fees		261	240
Amortization of premium on deposits assumed		56	61
Supplies expense		97	98
Advertising		113	122
Other		315	294
Total noninterest expense		3,490	3,327
Earnings before income tax expense		968	963
Income tax expense		283	326
Net earnings	$	685	637
Net earnings per share – basic	$	0.81	0.66
Net earnings per share – diluted		0.78	0.64

See accompanying notes to consolidated financial statements.

FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
OSAWATOMIE, KANSAS

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2002 and 2001

(In thousands, except per share data)

	Preferred stock	Common stock	Additional paid-in capital	Treasury stock	Retained earnings	Unearned compensation	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2000	$ —	155	14,867	(4,758)	9,139	(1,387)	(399)	17,617
Net earnings	—	—	—	—	637	—	—	637
Change in unrealized gain (loss) on available-for-sale securities arising during the period, net of tax of $257	—	—	—	—	—	—	498	498
Total comprehensive income								1,135
Purchase of 111,587 shares of stock for the treasury	—	—	—	(1,624)	—	—	—	(1,624)
Allocation of ESOP shares	—	—	53	—	—	125	—	178
Amortization of RSP shares	—	—	—	—	—	112	—	112
Cash dividends paid ($0.20 per share)	—	—	—	—	(211)	—	—	(211)
Balance, December 31, 2001	—	155	14,920	(6,382)	9,565	(1,150)	99	17,207
Net earnings	—	—	—	—	685	—	—	685
Change in unrealized gain (loss) on available-for-sale securities arising during the period, net of tax of $232	—	—	—	—	—	—	450	450
Total comprehensive income								1,135
Purchase of 114,358 shares of stock for the treasury	—	—	—	(1,601)	—	—	—	(1,601)
Allocation of ESOP shares	—	—	44	—	—	125	—	169
Amortization of RSP shares	—	—	—	—	—	112	—	112
Cash dividends paid ($.20 per share)	—	—	—	—	(183)	—	—	(183)
Balance, December 31, 2002	$ —	155	14,964	(7,983)	10,067	(913)	549	16,839

See accompanying notes to consolidated financial statements.

FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
OSAWATOMIE, KANSAS

Consolidated Statements of Cash Flows

Years ended December 31, 2002 and 2001

(In thousands)

		2002	2001
Cash flows from operating activities:			
Net earnings	$	685	637
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Provision for loan losses		—	21
Depreciation		267	209
Amortization of premium on deposits assumed		57	61
Amortization of loan fees and premiums		2	35
Accretion of discounts and amortization of premiums on investment and mortgage-backed securities, net		498	202
(Gain) loss on sale of mortgage-backed securities available-for-sale		(47)	119
Allocation of ESOP shares and amortization of RSP shares		281	290
Change in accrued interest receivable, prepaids, and other assets		(58)	12
Change in accrued interest payable and other liabilities		(36)	(43)
Net cash provided by operating activities		1,649	1,543
Cash flows from investing activities:			
Loan repayments, net of originations		10,549	6,842
Loans purchased		(8,748)	(2,596)
Principal repayments and maturities of mortgage-backed securities available-for-sale		22,154	16,471
Principal repayments and maturities of mortgage-backed securities held-to-maturity		7,505	5,311
Purchases of mortgage-backed securities available-for-sale		(20,902)	(30,047)
Purchases of mortgage-backed securities held to maturity		(7,858)	—
Proceeds from sale of mortgage-backed securities available-for-sale		1,355	13,434
Purchases of investment securities available-for-sale		(6,760)	(10,925)
Maturities/calls of investment securities available-for-sale		4,358	5,068
Proceeds from sale of investment securities available for sale		538	—
Investment in cash surrender value of bank owned life insurance		(750)	(750)
Additions of premises and equipment, net		(83)	(367)
Net cash provided by investing activities		1,358	2,441

(Continued)

FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
OSAWATOMIE, KANSAS

Consolidated Statements of Cash Flows

Years ended December 31, 2002 and 2001

(In thousands)

		2002	2001
Cash flows from financing activities:			
Net (decrease) increase in deposits	$	(2,369)	2,839
Net increase (decrease) in advances from borrowers for taxes and insurance		10	(17)
Purchases of common stock for treasury		(1,601)	(1,624)
Cash dividends paid on common stock		(183)	(211)
Net cash (used in) provided by financing activities		(4,143)	987
Net (decrease) increase in cash and cash equivalents		(1,136)	4,971
Cash and cash equivalents at beginning of year		10,694	5,723
Cash and cash equivalents at end of year	$	9,558	10,694
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$	345	396
Cash paid during the year for interest		5,206	6,244
Noncash activities:			
Transfer of investment securities held-to-maturity to investment securities available-for-sale		—	6,322
Transfer of mortgage-backed securities held-to-maturity to mortgage-backed securities available-for-sale		—	23,093

See accompanying notes to consolidated financial statements.

(Continued)

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of First Kansas Financial Corporation and its wholly owned subsidiary, First Kansas Federal Savings Bank (the Bank and, collectively, the Company). Intercompany balances and transactions have been eliminated. The Company is principally engaged in single family home lending in the State of Kansas. The Company also makes consumer and commercial loans depending on the demand and management's assessment of the quality of such loans.

(b) Cash Equivalents

Cash equivalents consist of interest-bearing deposits in the Federal Home Loan Bank (FHLB) of Topeka and other financial institutions with an original maturity of three months or less.

(c) Investment Securities

The Company accounts for its investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Accordingly, investments are classified as held-to-maturity, which are carried at amortized cost, or available-for-sale, which are carried at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of other comprehensive income, net of related income taxes.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Amortization and accretion of premiums and discounts are computed using the interest method over the estimated life of the related security and are recorded as an adjustment of interest income. Gains and losses on sales are calculated using the specific identification method.

(d) Loans

Loans receivable that management has the intent and ability to hold until maturity or repayment are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

The Company determines at the time of origination whether mortgage loans will be held for the Company's portfolio or sold in the secondary market. Loans originated and intended for sale in the secondary market are recorded at the lower of aggregate cost or estimated market value. Fees received on such loans are deferred and recognized in income as part of the gain or loss on sale.

Loan origination, commitment and related fees, and certain direct origination costs related to loans for the Company's portfolio are deferred. The deferred fees and costs are amortized as an adjustment of yield over the contractual term of the individual loans using the interest method.

(Continued)

(e) *Mortgage Banking Activities*

At December 31, 2002 and 2001, the Company was servicing loans for others amounting to $340,000 and $428,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded as other income when received.

(f) *Provisions for Losses on Loans and Interest Receivable*

Provisions for losses on loans receivable are based upon management's estimate of the amount required to maintain an adequate allowance for losses, relative to the risks in the loan portfolio. This estimate is based on reviews of the loan portfolio, including assessment of the estimated fair value of the related underlying collateral, and consideration of historical loss experience, current economic conditions, and such other factors which, in the opinion of management, deserve current recognition. Loans are charged off when the probability of loss is established, taking into consideration such factors as the borrower's financial condition, underlying collateral, and guarantees. Loans are also subject to periodic examination by regulatory agencies. Such agencies may require charge-offs or additions to the allowance based upon their judgments about information available at the time of their examination.

Accrual of interest income on loans is discontinued for those loans with interest more than ninety days delinquent or sooner if management believes collectibility of the interest is not probable. Management's assessment of collectibility is primarily based on a comparison of the estimated value of underlying collateral to the related loan and accrued interest receivable balances. When interest accrual is discontinued, all unpaid accrued interest is reversed. Nonaccruing loans are returned to accrual status when principal and interest are reasonably assured and a consistent record of performance has been demonstrated. Payments received on impaired or nonaccrual loans are applied to principal and interest in accordance with the contractual terms of the loan unless full payment of principal is not expected, in which case both principal and interest payments received are applied as a reduction of the carrying value of the loan.

A loan is considered impaired when it is probable the Company will be unable to collect all amounts due—both principal and interest—according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Impairment may also be measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, the Company measures impairment based on the fair value of the collateral when it determines foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.

The Company applies the methods described above to multifamily real estate loans, commercial real estate loans, and restructured loans. Smaller balance, homogeneous loans, including one-to-four-family residential and construction loans and consumer loans, are collectively evaluated for impairment.

(Continued)

(g) Real Estate Owned and Held for Development

Real estate properties acquired through foreclosure are initially recorded at the lower of cost or estimated fair value, less selling costs, at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas holding costs are expensed when incurred. Valuations are periodically performed by management and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value, less selling costs.

Real estate held for development consists of a parcel of land and improvements zoned for commercial development. The development is carried at cost. Direct costs, including interest, are capitalized as property costs during the development period. Gains on sales are recognized by allocating costs to parcels sold using the relative fair value method.

(h) Stock in FHLB of Topeka

The Company is a member of the FHLB system. As a member, the Company is required to purchase and hold stock in the FHLB of Topeka in an amount equal to the greater of 1% of unpaid residential loans or 5% of outstanding FHLB advances. FHLB stock is carried at cost.

(i) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using both straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to thirty-five years. Major replacements and betterments are capitalized while normal maintenance and repairs are charged to expense as incurred. Gains or losses on dispositions are reflected in current operations.

(j) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective income tax bases.

(k) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(l) Adoption of New Pronouncement

The Company adopted SFAS No. 133, *Accounting for Derivative Financial Instruments and Hedging Activities* as of January 1, 2001. This adoption resulted in the reclassification of $23.1 million in mortgage-backed securities and $6.3 million in investment securities from the Company's held-to-maturity to its available-for-sale portfolio. Such reclassification increased accumulated comprehensive loss by $310,720 net of income taxes of $160,068. The adoption of SFAS No. 133 did not have any other impact on the Company's financial statements as the Company did not hold any derivative financial instruments during the periods covered by the accompanying financial statements.

(m) Earnings Per Common Share

Basic earnings per share is based upon the weighted average number of common shares outstanding during the periods presented. Basic earnings per share exclude dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share include the potential dilutive common shares outstanding during the period. Unallocated shares of common stock held by the employee stock ownership plan are not included in the weighted average shares outstanding computation.

The following schedule summarizes the number of average shares and equivalents used in the computation of earnings per share:

	2002	2001
Basic shares outstanding	849,361	966,286
Dilutive effect of stock options	28,667	31,166
Diluted shares outstanding	878,028	997,452

(n) Comprehensive Income

The Company's only component of the comprehensive income is the unrealized holding gains and losses on available-for-sale securities. Other comprehensive income (loss) for the years ended December 31 is as follows (in thousands):

	2002	2001
Change in unrealized holding gains (losses), net of income tax	$ 480	733
Cumulative effect of change in accounting principle, net of tax (see notes 3 and 4)	—	(311)
Reclassification adjustment for (gain) loss included in net earnings, net of tax	(30)	76
Change in unrealized gain (losses) on available-for-sale securities arising during the period, net of tax	$ 450	498

(Continued)

(2) **Cash and Cash Equivalents**

A summary of cash and cash equivalents follows (in thousands):

	2002	2001
Cash on hand	$ 1,210	882
Deposits at other financial institutions	2,648	3,812
Overnight FHLB deposits	5,700	6,000
	$ 9,558	10,694

(3) **Investment Securities**

The following is a summary of investment securities and information relating to amortized cost, fair values, and unrealized gains (losses) at December 31, 2002 and 2001 is as follows (in thousands):

	2002			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale:				
U.S. government and agency obligations maturing after one year but within five years	$ 56	—	—	56
U.S. government and agency obligations maturing after five years but within ten years	4,133	58	(11)	4,180
U.S. government and agency obligations maturing after ten years	3,082	1	(12)	3,071
State and municipal obligations maturing after five years but within ten years	507	11	(2)	516
State and municipal obligations maturing after ten years	1,117	27	—	1,144
Other debt securities maturing after one year but within five years	3,751	169	(1)	3,919
Other debt securities maturing after five years but within ten years	513	—	—	513
Other debt securities maturing after ten years	782	—	—	782
	$ 13,941	266	(26)	14,181

(Continued)

	2001			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale:				
U.S. government and agency obligations maturing after one year but within five years	$ 1,974	—	—	1,974
U.S. government and agency obligations maturing after five years but within ten years	1,095	5	(1)	1,099
U.S. government and agency obligations maturing after ten years	4,575	9	(11)	4,573
State and municipal obligations maturing after five years but within ten years	200	—	(1)	199
State and municipal obligations maturing after ten years	1,117	—	(45)	1,072
Other debt securities maturing after one year but within five years	1,863	37	—	1,900
Other debt securities maturing after five years but within ten years	519	—	(25)	494
Other debt securities maturing after ten years	828	—	—	828
	$ 12,171	51	(83)	12,139

Effective January 1, 2001, the Company transferred the investment securities held-to-maturity portfolio amounting to $6,322,000 to the investment securities available-for-sale portfolio. This transfer was in conjunction with the Company's adoption of SFAS No. 133.

(Continued)

(4) Mortgage-backed Securities

A summary of mortgage-backed securities and information relating to amortized cost, fair values, and unrealized gains (losses) at December 31, 2002 and 2001 is as follows (in thousands):

	2002			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
Government agency mortgage-backed securities:				
Federal Home Loan Mortgage Corporation (FHLMC)	$ 4,949	95	(4)	5,040
Federal National Mortgage Association (FNMA)	20,237	415	—	20,652
Government National Mortgage Association (GNMA)	2,058	66	—	2,124
Collateralized mortgage obligations	11,352	189	—	11,541
	$ 38,596	765	(4)	39,357
Held-to-maturity:				
Government agency mortgage-backed securities:				
FHLMC	$ 3,646	44	(9)	3,681
FNMA	7,955	228	—	8,183
GNMA	8,399	378	—	8,777
Collateralized mortgage obligation	1,548	6	(8)	1,546
	$ 21,548	656	(17)	22,187

(Continued)

	2001			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
Government agency mortgage-backed securities:				
Federal Home Loan Mortgage Corporation (FHLMC)	$ 5,398	39	(22)	5,415
Federal National Mortgage Association (FNMA)	16,767	136	(38)	16,865
Government National Mortgage Association (GNMA)	1,792	61	—	1,853
Collateralized mortgage obligations	17,680	183	(177)	17,686
	$ 41,637	419	(237)	41,819
Held-to-maturity:				
Government agency mortgage-backed securities:				
FNMA	$ 7,959	—	(177)	7,842
GNMA	13,329	—	(19)	13,310
	$ 21,288	—	(196)	21,152

The Company's portfolio of government agency mortgage-backed securities and federal agency-backed collateralized mortgage obligations consists primarily of first and second tranche securities with expected maturities of three to five years. At December 31, 2002, the government agency mortgage-backed securities had a carrying value of $47,816,000 and consisted of approximately $22,715,000 of fixed rate securities and $25,101,000 of variable rate securities. The collateralized mortgage obligations had a carrying value of $13,089,000 and consisted of approximately $9,670,000 of fixed rate securities and $3,419,000 of variable rate securities. Collateralized mortgage obligations of the Company are generally government agency guaranteed.

Proceeds from the sale of available-for-sale securities in 2002 were $1,893,000. Gross gains of $83,000 and gross losses of $36,000 were realized on those sales in 2002. Proceeds from the sale of available-for-sale securities in 2001 were $13,434,000. Gross gains of $21,000 and gross losses of $140,000 were realized on those sales in 2001.

At December 31, 2002 and 2001, mortgage-backed securities with a carrying value of approximately $1,625,000 and $1,825,000, respectively, were pledged to secure public funds on deposit.

Effective January 1, 2001, the Company transferred mortgage-backed securities amounting to $23,093,000 to the mortgage-backed securities available-for-sale portfolio. This transfer was in conjunction with the Company's adoption of SFAS No. 133.

(5) Loans Receivable

Loans receivable consist of the following at December 31, 2002 and 2001 (in thousands):

	2002	2001
Mortgage loans:		
One-to-four-family	$ 54,604	55,683
Commercial	536	543
Land	680	560
Construction	—	664
Total mortgage loans	55,820	57,450
Consumer loans	2,391	2,642
Commercial loans	390	310
Total	58,601	60,402
Less:		
Unearned premiums, discounts, and deferred fees	21	48
Allowance for loan losses	260	268
Undisbursed portion of loans in process	424	387
Total (net)	$ 57,896	59,699

The weighted average annual interest rates on mortgage loans approximated 6.58% and 7.24% at December 31, 2002 and 2001, respectively. Adjustable rate loans have interest rate adjustment limitations and are generally indexed to the national average cost of funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

At December 31, 2002, the Company had outstanding commitments to originate mortgage loans of $317,000 and outstanding commitments to purchase loans of $141,000. At December 31, 2001, the Company had outstanding commitments to originate mortgage loans of $342,000 and outstanding commitments to purchase loans of $1,719,000.

Loans made to directors and executive officers of the Company approximated $804,000 and $698,000 at December 31, 2002 and 2001, respectively. Such loans were made in the ordinary course of business. Changes in such loans for 2002 are as follows (in thousands):

Balance at January 1, 2001	$ 698
Additions	192
Amounts collected	(86)
Balance at December 31, 2002	$ 804

(Continued)

A summary of the activity in the allowance for loan losses follows (in thousands):

	2002	2001
Balance at beginning of year	$ 268	256
Provision	—	21
Charge-offs	(8)	(9)
Recoveries	—	—
Balance at end of year	$ 260	268

Non-accrual loans at December 31, 2002 and 2001 aggregated $68,000 and $4,000, respectively. Impaired loans, exclusive of delinquent loans, were insignificant at December 31, 2002 and 2001.

(6) Premises and Equipment

Premises and equipment consist of the following (in thousands):

	2002	2001
Land	$ 213	213
Buildings and improvements	2,220	2,185
Furniture and equipment	1,748	1,712
Total	4,181	4,110
Less accumulated depreciation	2,077	1,822
Total	$ 2,104	2,288

(7) Real Estate Held for Development

The Company's subsidiary acquired a parcel of land in 1996 in Paola, Kansas for the purpose of development and sale. There were no sales associated with the parcel of land during 2002 or 2001.

(8) Premium on Deposits Assumed

In accordance with the FSLIC Transfer Agreement dated November 19, 1982, the Company assumed certain deposits of the former North Kansas Savings Company, paying a premium on deposits assumed of $1,212,000. The Company is amortizing the premium over twenty years on the straight-line method. Accumulated amortization on such premium was $1,212,000 and $1,156,000, respectively, at December 31, 2002 and 2001.

(9) Deposits

Deposits are summarized as follows (in thousands):

	2002	2001
Noninterest bearing demand	$ 4,041	3,725
Savings and interest-bearing demand	30,680	29,394
Time	47,233	51,204
	$ 81,954	84,323

The weighted average interest rates on deposits approximated 2.78% and 4.01% at December 31, 2002 and 2001, respectively.

Scheduled maturities of time deposits at December 31, 2002 are as follows (in thousands):

2003	$ 33,898
2004	8,459
2005	2,738
2006	668
2007	1,155
Thereafter	315
Total	$ 47,233

A summary of interest expense is as follows (in thousands):

	2002	2001
Savings and time accounts	$ 2,163	3,006
Interest-bearing demand accounts	301	478
	$ 2,464	3,484

Certificates of deposit in amounts greater than or equal to $100,000 amounted to $4,160,000 and $4,463,000 at December 31, 2002 and 2001, respectively.

(10) Borrowings From FHLB of Topeka

Borrowings outstanding from the FHLB of Topeka at December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
4.92% interest and maturity date in January 2009, callable January 2004	$ 10,000	10,000
4.88% interest and maturity date in January 2009, callable January 2004	10,000	10,000
5.30% interest and maturity date in May 2009, callable April 2004	10,000	10,000
5.76% interest and maturity date in 2010, callable on a quarterly basis	10,000	10,000
5.92% interest and maturity date in 2010, callable on a quarterly basis	5,000	5,000
6.10% interest and maturity date in 2010, callable September 2003	5,000	5,000
	$ 50,000	50,000

FHLB borrowings are secured by all unpledged single and multifamily first mortgage loans, mortgage-backed securities, United States government and agency obligations, interest-bearing deposits in other financial institutions, stock in FHLB, and FHLB overnight deposits. Weighted average interest rates at December 31, 2002 and 2001 were 5.48% and 5.37%, respectively, on such borrowings. At December 31, 2002, the Company could borrow up to $60.4 million from the FHLB of Topeka.

(Continued)

Principal maturities, based on original maturity, of borrowings from FHLB of Topeka at December 31, 2002 are as follow (in thousands):

	Amount
Year:	
2009	$ 30,000
2010	20,000
	$ 50,000

(11) Income Taxes

The components of income tax expense from continuing operations are as follows for the years ended December 31 (in thousands):

	2002			2001		
	Federal	State	Total	Federal	State	Total
Current	$ 295	38	333	332	47	379
Deferred	(43)	(7)	(50)	(49)	(4)	(53)
	$ 252	31	283	283	43	326

The reasons for the differences between the effective tax rates and the expected federal income tax rate of 34% are as follows:

	Percent of earnings before income tax expense	
	2002	2001
Expected federal income tax rate	34.0 %	34.0
State taxes, net of federal tax benefit	2.0	3.0
Bank-owned life insurance	(2.8)	—
Tax exempt income	(1.8)	(1.7)
Other, net	(2.2)	(1.5)
Effective income tax rate	29.2 %	33.8

(Continued)

Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows (in thousands):

		2002	2001
Employee benefits	$	109	83
Other		10	6
Allowance for loan losses		96	35
Deferred tax asset		215	124
Unrealized gain on available for sale securities		(283)	(51)
Premises and equipment		(128)	(118)
FHLB Dividends		(176)	(162)
Other		(30)	(13)
Deferred tax liability		(617)	(344)
Net deferred tax liability, included in other liabilities	$	(402)	(220)

There was no valuation allowance required for deferred tax assets at December 31, 2002 or 2001. Management believes that it is more likely than not the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Prior to 1996, the Company was allowed to deduct the greater of an experience method bad debt deduction based on actual charge-offs or a statutory bad debt deduction based on a percentage (8%) of taxable income before such deduction. For income tax purposes, the Company used the experience methods in 1997 and 1998. Under the Small Business Job Projection Act (the Act) of 1996, the allowable deduction under the percentage of taxable income method was terminated for tax years beginning after 1995, and will not be available to the Company for future years. The Act also provides that federal income tax bad debt reserves accumulated since 1988 (the base year reserve) must be recaptured and included in taxable income over a six-year inclusion period beginning 1998. Included in the deferred income tax liability at December 31, 2002 and 2001 are $28,000 and $56,000, respectively, for this recapture.

Retained earnings at December 31, 2002 and 2001 include approximately $718,000 for which no provision for Federal income tax has been made. This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

(Continued)

(12) Benefit Plans

(a) Pension and Retirement

The Company participates in a multiemployer, noncontributory defined benefit pension plan which covers all employees who have met eligibility requirements. The multiemployer plan does not provide information at the single employer level and the Company does not make disclosures similar to those of single employer plans. Qualified part-time and full-time employees over age twenty-one are eligible for participation after one year of service. Pension costs associated with the plan amounted to $3,452 and $2,820 for the years ended December 31, 2002 and 2001, respectively.

The Company has a defined contribution plan that covers substantially all employees. Employees may contribute up to 15% of their salary, subject to limitations under the Internal Revenue Code, and the Company matches 50% of the employee's contribution up to 6% of compensation. The Company's expense under the plan for the years ended December 31, 2002 and 2001 was $28,000 and $26,000, respectively.

In December 1997, the Company implemented a supplemental executive retirement plan (SERP) for the benefit of the Company's president that will provide enhanced benefits at retirement. Accruals under the SERP commenced during 1998, resulting in expenses of $57,000 and $42,000 for the years ended December 31, 2002 and 2001, respectively.

(b) Employee Stock Ownership Plan

During 1998, the Company established an employee stock ownership plan (ESOP). Through a loan from the Company, the ESOP acquired 124,315 shares of the Company's common stock. Employees age twenty-one or older who have completed one year of service with the Company are eligible to participate in the ESOP. Participants become 100% vested after five years. Contributions made by the Company to the ESOP will be used to repay the loan, and shares are allocated to participants by a formula based on total compensation. The cost of unallocated shares is presented as unearned compensation in the accompanying consolidated balance sheets. The Company recognizes additional compensation expense equal to the fair value of shares allocated. In connection with a principal reduction on the ESOP loan, 12,432 shares were released and the Company recognized $169,000 of compensation expense during 2002, and 12,432 shares were released and the Company recognized $178,000 of compensation expense during 2001. The fair value of the remaining 68,371 unallocated shares at December 31, 2002 aggregated approximately $961,980.

(c) Stock Option Plan and Restricted Stock Plan (RSP)

In February 1999, the Company instituted an RSP and a stock option plan. Pursuant to the RSP, the Company purchased 62,158 shares of common stock during March 1999. The cost of such shares, aggregating $660,429, has been recorded as unearned compensation in the accompanying consolidated balance sheet. During March 1999, the Company awarded 52,826 shares of common stock to key officers and directors. The fair value of such shares of $561,276 is being amortized to

(Continued)

expense over the five-year vesting period. The Company recognized approximately $112,000 of compensation expense related to the amortization of the shares awarded for each of the years ended December 31, 2002 and 2001.

Pursuant to the stock option plan, the Company granted options to acquire 132,079 shares of common stock to certain key officers and directors in February 1999. The options enable the participants to purchase stock at an exercise price equal to the fair market value of the stock at the date of grant ($10.75 per share). The options vest over five years and expire in 2008. During 2002 and 2001, there were no options that were exercised or forfeited.

The Company applies Accounting Principles Board (APB) No 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements. SFAS No. 123 requires pro forma disclosures for companies that do not adopt its fair value method of accounting for stock-based employer compensation. Accordingly, the following pro forma information presents net earnings and earnings per share information for 2002 and 2001 as if the fair value method required by SFAS No. 123 has been used to measure compensation cost for stock options granted:

	2002	2001
Net earnings – as reported	$ 685,000	637,000
Net earnings – pro forma	642,000	594,000
Basic earnings per share – as reported	0.81	0.66
Basic earnings per share – pro forma	0.76	0.61

The fair value of options granted in 1999 of $326,000 was estimated using the following weighted average information: risk-free interest rate of 6.5%, expected life of five years, expected volatility of stock price of 16.6%, and expected dividends of 2.0% per year.

At December 31, 2002, the exercise price and weighted average remaining contractual life of the outstanding options was $10.75 and 6.1 years, respectively.

At December 31, 2001, the exercise price and weighted average remaining contractual life of the outstanding options was $10.75 and 7.1 years, respectively.

At December 31, 2002, the number of options exercisable was 79,247 and the weighted average exercise price of those options was $10.75.

At December 31, 2001, the number of options exercisable was 52,830 and the weighted average exercise price of those options was $10.75.

(Continued)

(13) Regulatory Capital Requirements

The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the Office of Thrift Supervision (OTS) promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 4% leverage capital ratio, and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements that require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Company, which are defined as well-capitalized, must generally have a leverage (core) capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions.

The Bank met all regulatory capital requirements at December 31, 2002 and 2001. The Bank's actual and required capital amounts and ratios as of December 31, 2002 and 2001 were as follows (dollars in thousands):

2002

	Actual		For capital adequacy purposes		To be well- capitalized under prompt corrective actions provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital (to tangible assets)	$ 15,090	10.13 %	$ 2,235	1.50 %	$ —	— %
Tier 1 leverage (core) capital (to adjusted tangible assets)	15,090	10.13	5,960	4.00	7,469	5.00
Risk-based capital (to risk-weighted assets)	15,333	29.03	4,225	8.00	5,102	10.00
Tier 1 risk-based capital (to risk-weighted assets)	15,090	28.57	—	—	3,061	6.00

(Continued)

	2001					
	Actual		For capital adequacy purposes		To be well-capitalized under prompt corrective actions provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital (to tangible assets)	$ 16,046	10.54 %	$ 2,285	1.50 %	$ —	— %
Tier 1 leverage (core) capital (to adjusted tangible assets)	16,046	10.54	6,092	4.00	7,615	5.00
Risk-based capital (to risk-weighted assets)	16,310	31.97	4,082	8.00	5,102	10.00
Tier 1 risk-based capital (to risk-weighted assets)	16,046	31.45	—	—	3,061	6.00

At the time of conversion in 1998, the Bank established a liquidation account in an amount equal to $7,038,000. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank, and only in such an event, eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock. The Bank may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account discussed below, or the regulatory capital requirements imposed by the OTS.

(14) Financial Instruments With Off-balance Sheet Risk and Concentrations of Credit Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customer financing needs. These financial instruments consist principally of commitments to extend credit. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The Company does not generally require collateral or other security on unfunded loan commitments until such time that loans are funded.

In addition to financial instruments with off-balance sheet risk, the Company is exposed to varying risks associated with concentrations of credit relating primarily to lending activities in specific geographic areas. The Company's primary lending area consists of the State of Kansas, and substantially all of the Company's loans are to residents of or secured by properties located in its principal lending area. Accordingly, the ultimate collectibility of the Company's loan portfolio is dependent upon market conditions in that area.

The Company grants mortgage and consumer loans to customers primarily throughout its target market of the State of Kansas. Although the Company has a diversified loan portfolio, a substantial portion of the borrower's ability to honor their contracts is dependent upon the general economic condition of the target market.

(15) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, and SFAS No. 119, *Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments*, require that the Company disclose estimated fair values for its financial instruments, both assets and liabilities recognized and not recognized in the consolidated financial statements. Fair value estimates have been made as of December 31, 2002 and 2001 based on current economic conditions, risk characteristics of the various financial instruments, and other subjective factors at such date.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

(a) Cash and Cash Equivalents

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b) Investment and Mortgage-Backed Securities

The fair values of investment securities are estimated based on published bid prices or bid quotations received from securities dealers.

(c) Loans Receivable

The fair values of loans receivable are estimated using the option-based approach. Cash flows consist of scheduled principal, interest, and prepaid principal. Loans with similar characteristics were aggregated for purposes of these calculations.

(d) Stock of FHLB

The carrying amount of such stock is estimated to approximate fair value.

(e) Accrued Interest

The carrying amount of accrued interest is assumed to be its carrying value because of the short-term nature of these items.

(f) Deposits

The fair values of deposits with no stated maturity are deemed to be equivalent to amounts payable on demand. The fair values of certificates of deposit are estimated based on the static discounted cash flow approach using rates currently offered for deposits of similar remaining maturities.

(Continued)

(g) Borrowings From FHLB of Topeka

The fair values of FHLB advances are estimated based on discounted values of contractual cash flows using the rates currently available to the Company on advances of similar remaining maturities.

The approximate carrying value and estimated fair value of the Company's financial instruments are as follows (in thousands):

	December 31, 2002	
	Carrying value	Fair value
Financial assets:		
Cash and cash equivalents	$ 9,558	9,558
Investment securities (see note 3)	14,181	14,181
Mortgage-backed securities (see note 4)	60,905	61,544
Loans receivable	57,896	59,748
Stock in FHLB	2,650	2,650
Accrued interest receivable	741	741
Financial liabilities:		
Deposits	81,954	82,855
FHLB borrowings	50,000	56,938
Accrued interest payable	262	262

	December 31, 2001	
	Carrying value	Fair value
Financial assets:		
Cash and cash equivalents	$ 10,694	10,694
Investment securities (see note 3)	12,139	12,139
Mortgage-backed securities (see note 4)	63,107	61,544
Loans receivable	59,699	60,708
Stock in FHLB	2,650	2,650
Accrued interest receivable	751	751
Financial liabilities:		
Deposits	84,323	85,362
FHLB borrowings	50,000	53,118
Accrued interest payable	280	282

(Continued)

(h) Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

(16) Parent Company Condensed Financial Statements

Condensed Balance Sheets

December 31, 2002 and 2001

(In thousands)

Assets		2002	2001
Cash and cash equivalents	$	120	44
Loan to ESOP		684	808
Investment in and loan to subsidiary		15,985	16,558
Other assets		52	48
Total assets	$	16,841	17,458
Liabilities and Stockholders' Equity			
Accrued interest payable and other liabilities	$	2	251
Stockholders' equity		16,839	17,207
Total liabilities and stockholders' equity	$	16,841	17,458

(Continued)

Condensed Statements of Income

Years ended December 31, 2002 and 2001

(In thousands)

		2002	2001
Income:			
Equity in earnings of subsidiary	$	697	650
Interest on loans		3	71
Interest on investments		64	2
Total income		764	723
Expense, including income tax expense		79	86
Net income	$	685	637

(Continued)

Condensed Statements of Cash Flows

Years ended December 31, 2002 and 2001

(In thousands)

		2002	2001
Operating activities:			
Net income	$	685	637
Less equity in earnings of subsidiary		(697)	(650)
Adjustments to reconcile net income to net cash provided by operating activities:			
Release of unallocated ESOP shares and amortization of RSP		281	290
Change in other assets		(4)	3
Decrease in accrued interest payable and other liabilities		249	246
Net cash provided by operating activities		514	526
Investing activities:			
Decrease in investment in and loan to subsidiary, net		1,222	1,109
Decrease in loan to ESOP		124	124
Net cash provided by investing activities		1,346	1,233
Financing activities:			
Purchases of common stock for the treasury		(1,601)	(1,624)
Cash dividends paid on common stock		(183)	(211)
Net cash used by financing activities		(1,784)	(1,835)
Increase (decrease) in cash and cash equivalents		76	(76)
Cash and cash equivalents at beginning of year		44	120
Cash and cash equivalents at end of year	$	120	44

The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for the liquidation account established in connection with the conversion or the regulatory requirements imposed by the OTS.

Corporate Information

First Kansas Financial Corporation
600 Main Street
Osawatomie, Kansas 66064
(913) 755-3033

First Kansas Federal Savings Bank

Main Office
600 Main Street
Osawatomie, Kansas

Paola Office
1310 Baptiste Drive
Paola, Kansas

Fort Scott Office
2205 South Main
Fort Scott, Kansas

Louisburg Office
100 West Amity
Louisburg, Kansas

Beloit Office
125 North Mill
Beloit, Kansas

Phillipsburg Office
762 4th Street
Phillipsburg, Kansas

Board of Directors

Roger L. Coltrin
Chairman of the Board

Larry V. Bailey
President and Chief Executive Officer

Donald V. Meyer
Director

James E. Breckenridge
Director

Sherman W. Cole
Director

J. Darcy Domoney
Director

Executive Officers

Larry V. Bailey
President and Chief Executive Officer

Daniel G. Droste
Senior Vice President and Treasurer

Galen E. Graham
Senior Vice President and Secretary

Local Counsel
Winkler, Domoney & Schultz
131 South Pearl Street
Paola, Kansas 66071

Special Counsel
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, D.C. 20005

Independent Auditor
KPMG LLP
1600 Commerce Bank Building
Kansas City, Missouri 64106

Transfer Agent and Registrar
Computershare Trust Company, Inc.
350 Indiana Street
Suite 800
Golden, Colorado 80401

The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call the Company's Corporate Secretary at the Company's main office. The Annual Meeting of Stockholders will be held on April 15, 2003 at 1:00 p.m. at the Company's office.